UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549	SEC FILE NUMBER
0001-34258
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Weatherford International Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

4-6 Rue Jean-Francois Bartholoni

Address of Principal Executive Office (Street and Number)

1204 Geneva Switzerland

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Weatherford International Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) without unreasonable effort or expense due to the circumstances described below.

As previously reported, the Company has not remediated its previously disclosed material weakness in internal control over financial reporting relating to current taxes payable, certain deferred tax assets and liabilities, reserves for uncertain tax positions, and current and deferred income tax expense. A material weakness is a deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of the continued material weakness, significant incremental work has been performed by Weatherford employees and external advisors during 2011 and early 2012, which management expects to result in roughly $225 million to $250 million of aggregate net adjustments to previously reported financial results for the years 2010 and prior relating to the correction of errors identified with respect to the Company’s accounting for income taxes. As previously reported, the Audit Committee of the Board of Directors of the Company has concluded as a result of these adjustments that investors should no longer rely on the Company’s previously issued financial statements.

The Company is in the process of completing the restatement of prior periods and the audited financial statements as of and for the year ended December 31, 2011. Furthermore, management is in the process of analyzing the effects of the material weakness in order to provide disclosure pursuant to Item 9A of Form 10-K and as necessary to complete management’s assessment of the effectiveness of the Company’s internal control over financial reporting. Management is also in the process of determining the steps necessary to remediate the material weakness and of making recommendations to the Company’s Audit Committee.

Management is working under the Audit Committee’s oversight in order to complete the additional procedures necessary to file restated financial statements for the years ended December 31, 2009 and December 31, 2010, restated quarterly financial statements for 2010 and the first three quarters of 2011 and selected financial data for 2007 through 2010. The Company expects to file restated financial statements together with its Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew P. Becnel	41.22.816.1500
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a news release on February 21, 2012 announcing preliminary unaudited results for the year and three months ended December 31, 2011 and the Company’s intention to file restated financial statements as soon as practicable. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2012. Until completion of the restatement process, the Company will not be in a position to provide additional information about the Company’s results of operations for the last fiscal year.

Forward-Looking Statements

Any statements in this notification of late filing about future expectations, plans and prospects for the Company, including without limitation our expectations regarding results of operations for the year ended December 31, 2011, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties and reflect the Company’s judgment as of the date of this report. Specific forward-looking statements with respect to this report relate to the expected results of the Company’s review of historical tax accounts; management’s analysis of the continued material weakness in internal control over financial reporting for income taxes; the Company’s ability to complete additional procedures relating to the restatement of previously issued financial statements, the audit of its financial statements and financial information for the year ended December 31, 2011, and to complete those procedures in a timely manner. Actual results of the Company may differ materially from those indicated by these forward-looking statements as a result of various risks and uncertainties, including unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted; inability of the Company or its independent registered public accounting firm to confirm relevant information or data; unanticipated issues that prevent or delay the Company’s independent registered public accounting firm from concluding the audit or that require additional efforts, procedures or review; the Company’s inability to design or improve internal controls to address identified issues; the impact upon operations of legal compliance matters or internal controls review, improvement and remediation, including the detection of wrongdoing, improper activities or circumvention of internal controls; difficulties in controlling expenses, including costs of legal compliance matters or internal controls review, improvement and remediation; impact of changes in management or staff levels, the effect of global political, economic and market conditions on the Company’s projected results; the possibility that the Company may be unable to recognize expected revenues from current and future contracts; the effect of currency fluctuations on the Company’s business; the Company’s ability to manage its workforce to control costs; the cost and availability of raw materials, the Company’s ability to manage its supply chain and business processes; the Company’s ability to commercialize new technology; whether the Company can realize expected benefits from its redomestication of its former Bermuda parent company; the Company’s ability to realize expected benefits from its acquisitions and dispositions; the effect of a downturn in its industry on the Company’s carrying value of its goodwill; the effect of weather conditions on the Company’s operations; the impact of oil and natural gas prices and worldwide economic conditions on drilling activity; the effect of turmoil in the credit markets on the Company’s ability to manage risk with interest rate and foreign exchange swaps; the outcome of pending government investigations, including the Securities and Exchange Commission’s investigation of the circumstances surrounding the Company’s material weakness in its internal control over financial reporting of income taxes; the outcome of ongoing litigation, including shareholder litigation related to the Company’s material weakness in its internal control over financial reporting of income taxes and its restatement of historical financial statements; the future level of crude oil and natural gas prices; demand for our products and services; levels of pricing for our products and services; utilization rates of our equipment; the effectiveness of our supply chain; weather-related disruptions and other operational and non-operational risks that are detailed in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. We undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

Weatherford International Ltd.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 29, 2012	By:	/s/ Andrew P. Becnel
Andrew P. Becnel
Senior Vice President and Chief Financial Officer